APPENDIX A:
INVESTMENT RISKS

Key-Man

A possible barrier to a business based on the skills on a single person, in this case, sake brewer Todd Bellomy, is the "key man" issue, which presents a risk of all the expertise being held by one person. This issue can be mitigated by hiring a talented local brewer from the robust beer industry in Massachusetts. Bellomy's close ties to and involvement in that industry will facilitate this.

Licensing and Permitting

Permitting is done in sequence: the federal Tax and Trade Bureau; Massachusetts state Alcohol Beverage Control Commission; and, lastly, local town/city Electrical, Plumbing, and Building Departments. The speed of those regulatory steps can vary and have domino impacts. Todd Bellomy has been through each piece of this process previously; experience will help him avoid delays.

Taproom

With fewer than 20 sake breweries in North America, data from successful operations is limited. Most breweries have taprooms, but there has never been such a brewery in Massachusetts. There is the possibility, however small, that the idea of a sake taproom fails to resonate with Massachusetts consumers, and the taproom fails to draw customers. To avoid this, we will design and execute a unique taproom experience. To account for the effect of COVID-19 on taprooms in the state, we are seeking a lease with the option to utilize outdoor space.

Ingredients

There are only two areas in the US growing sake brewing rice. Of the two, Arkansas is more proximate. If Arkansas were to suffer from drought, fires, poor yield, etc., the only source of rice would be California. The effect on the business would be a 15% increase in the cost of goods.

Sake brewing rice must be milled before use. With only one rice mill in Minnesota and the remainder in California, suppliers of milled rice are limited. If the proximate rice mill company changes their model or closes, rice would be sourced from California. The higher transportation costs for this rice could affect the cost of goods.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Farthest Star, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Farthest Star, LLC's financial performance or ability to continue to operate. In the event Farthest Star, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Farthest Star, LLC is significantly more successful than your initial expectations.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Farthest Star, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Farthest Star, LLC's core business or the inability to compete successfully against other competitors could negatively affect Farthest Star, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Farthest Star, LLC's management or vote on and/or influence any managerial decisions regarding Farthest Star, LLC. Furthermore, if the founders or other key personnel of Farthest Star, LLC were to leave Farthest Star, LLC or become unable to work, Farthest Star, LLC (and your investment) could suffer substantially.

Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Farthest Star, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Farthest Star, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Farthest Star, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Farthest Star, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Farthest Star, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Farthest Star, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Farthest Star, LLC is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Farthest Star, LLC's management will coincide: you both want Farthest Star, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Farthest Star, LLC to act conservatively to make sure they are best equipped to repay the Note obligations, while Farthest Star, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Farthest Star, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Farthest Star, LLC or management), which is responsible for monitoring Farthest Star, LLC's compliance with the law. Farthest Star, LLC will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Farthest Star, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Farthest Star, LLC, and the revenue of Farthest Star, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Farthest Star, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Farthest Star, LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Farthest Star, LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.